Sub-Item 77K:

Changes in registrant’s certifying accountant

On January 3, 2005, our independent auditors, Mendlowitz Weitsen, LLP (“Mendlowitz Weitsen”) informed us that on January 1, 2005, that the firm had merged its operations into the firm of WithumSmith+Brown, P.C. (“Withum”) and therefore the predecessor firm, Mendlowitz Weitsen, has effectively resigned as our auditors.  Mendlowitz Weitsen had audited our financial statements for the previous fiscal year ended February 29, 2004 and its report did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.  There were no disagreements between us and Mendlowitz Weitsen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Mendlowitz Weitsen would have caused the Advisor to make reference to the subject matter of the disagreements in connection with its reports on the Funds’ financial statements for such periods.

During the most recent fiscal year ended February 29, 2004 and through January 3, 2005, neither the Fund nor anyone on its behalf consulted with Withum on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of said Item 304).